EXHIBIT 16.1

June 23, 2006

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for HealthTronics, Inc. and, under the date of April 13, 2006, we reported on the consolidated financial statements of HealthTronics, Inc. as of and for the years ended December 31, 2005 and 2004. On June 21, 2006, our appointment as principal accountants was terminated. We have read HealthTronics, Inc.’s statements included under Item 4.01 of its Form 8-K dated June 23, 2006, and we agree with such statements, except that we are not in a position to agree or disagree with HealthTronics Inc.’s statement that the change was approved by the audit committee of the board of directors and the statements made in Item 4.01(b).

Very truly yours,

/s/ KPMG LLP